UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1112-2, Floor 11, No.15 Xinxi Road
Haidian District, Beijing 100086
People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Directors

Mr. Minghao Li, a member of the board of the directors (the “Board”) of Mercurity Fintech Holding Inc. (the “Company”), notified the Company of his resignation as a director on March 28, 2022. Mr. Li’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Wei Zhu, a director of the Board, the co-chairperson of the Board, the acting chief financial officer, and the co-chief executive officer of the Company, notified the Company of his resignation as a director, the co-chairperson, the acting chief financial officer, and the co-chief executive officer on March 28, 2022. Mr. Zhu’s resignation from the Board and the Company was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on April 7, 2022, the Board of the Company appointed Mr. Xuehui He and Mr. Yunhui Jin as independent directors of the Board, and Mr. Wenjie Han, and Mr. Junjie (Keith) Tan as directors of the Board. The biographical information of the four newly appointed directors are set forth below.

Mr. Xuehui He, aged 50, is an independent non-executive director of China Tonghai International Finance Limited and a member of the company's audit committee and remuneration committee. He is currently an EMBA professor in Shanghai National Accounting Institute, a senior partner of Shanghai Sigma Investment Consulting Corporation, an executive director of Shanghai Finance Institute and a member of Expert Committee on Working Mechanism of Prudential Qualification Appraisal of Risks Relating to Separate Accounting Business in Shanghai Pilot Free Trade Zone. From December 2012 to September 2016, he was Dean of School of Finance of Shanghai University of International Business and Economics. From May 2009 to August 2012, he was a professor in Shanghai National Accounting Institute. From September 2003 to April 2009, he was Deputy Dean of School of Finance of Hunan University. From May 2001 to January 2002, he served as a senior researcher in Shanghai Jin Xin Financial Engineering Research Institute. He obtained his master’s degree in economics from Hunan University (formerly known as “Hunan College of Finance and Economics”) in September 2009, and obtained his Ph.D in economics from Fudan University in December 2003.

Mr. Yunhui Jin, aged 38, is a media consultant of Kunlun Tech, responsible for the company's media copywriting, communication and promotion, brand marketing and other work. From 2018 to 2019, Mr. Jin served as the vice President of Beijing Golden Block Network Technology Co., LTD. From 2017 to 2018, he served as the Deputy General Manager of Hunan Branch of Shunya International Co., LTD, providing brand marketing for COFCO Corporation and other well-known enterprises. From 2012 to 2016, he served as senior editor of CaiJing.com and participated in several major special reports. In 2011, he passed the securities qualification examination and won the National Excellent Editor Award of the International Communication Office, CCCPC in 2010. He graduated from China Youth University of Political Studies.

Mr. Wenjie Han, aged 38, has served as the product president of Shanghai Baiyu Technology Co., LTD., responsible for the overall product planning and design as well as external business since 2021. From 2015 to 2020, he served as design/product director in Beijing Daokoudai Technology Co., LTD., participated in the compliance P2P project of Tsinghua Wudaokou Institute of Finance, and was responsible for the overall product planning and design of the company, with a total investment of more than 20 billion yuan and loan balance of more than 3 billion yuan. From 2012 to 2015, he was in charge of UE department in the international online department of China Radio International, mainly engaged in the international online design and management of the official website of China Radio International and participated in the building of a series of multi-lingual mobile client clusters in China. From 2009 to 2011, as the founding partner of Beijing Xinchuangsi Technology Co., LTD., he participated in the establishment of “Marshangdao” brand, covering takeout, flowers, gifts, errands and other businesses, and was also responsible for business negotiation, delivery personnel training, and Web product planning and design. Mr. Han holds a Master's degree in Design from Wuhan University, and earned a bachelor's degree in Industrial Design from Shandong Jianzhu University.

Mr. JunJie (Keith) Tan, is an expert in the financial investment industry in the private and public markets. Mr. Tan currently serves as the Chief Operating Officer in Evolve Family office, focusing on traditional equities and derivative products. In 2017, Mr. Tan consulted for the products derivatives trading team in Royal Dutch Shell, London, on derivatives trading optimization for the global derivatives oil market. In 2013, Mr. Tan served in the military and held the rank of Lieutenant where he acted as the platoon commander in a motorized infantry unit. During his time in the military, Mr. Tan was awarded several awards including the Sword of Merit given to the top 10% of graduating officers. Mr. Tan graduated with First Class Honors - Deans list, in Chemical Engineering from University College London, and obtained the Masters of Philosophy (MPhil) in Management, with Distinction, at the University of Cambridge.

None of the newly appointed directors have any family relationships with any other director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Hua Zhou
	Name:	Hua Zhou
	Title:	Chief Executive Officer

Date: April 11, 2022